Aflac Incorporated 3rd Quarter 2016 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2016	2015	2016	2015
Fixed charges:
Interest expense(1)	$65,515	$66,864	$196,405	$224,170
Interest on investment-type contracts	19,265	14,290	52,927	41,849
Rental expense deemed interest	133	136	396	402
Total fixed charges	$84,913	$81,290	$249,728	$266,421
Earnings before income tax(1)	$962,203	$865,122	$2,913,569	$2,752,322
Add back:
Total fixed charges	84,913	81,290	249,728	266,421
Total earnings before income tax and fixed charges	$1,047,116	$946,412	$3,163,297	$3,018,743
Ratio of earnings to fixed charges	12.3x	11.6x	12.7x	11.3x
(1)Excludes interest expense on income tax liabilities